EXHIBIT 10.2


SIXTH AMENDMENT

TO

AMENDED AND RESTATED PRIVATE LABEL

CREDIT CARD PROGRAM AGREEMENT


This Sixth Amendment to Amended and Restated Private Label Credit Card Program Agreement ("Sixth Amendment") is entered into as of the 30th day of July, 2009 (the "Effective Date") by and among Stage Stores, Inc., a Nevada corporation ("Stage Stores"), Specialty Retailers, Inc., a Texas corporation ("Specialty"), with their principal offices at 10201 Main Street, Houston, Texas 77025 (Stage Stores and Specialty hereinafter being referred to collectively as "Stage"), and World Financial Network National Bank, a national banking association with its principal offices at 3100 Easton Square Place, Columbus, OH 43219 ("Bank"). Stage Stores, Specialty, and Bank are collectively referred to in this Sixth Amendment as the "Parties".


R E C I T A L S:


WHEREAS, Stage and Bank entered into an Amended and Restated Private Label Credit Card Program Agreement dated as of March 5, 2004, as amended (the "Agreement") pursuant to which Bank issues private label credit cards which allows Customers of Stage to purchase goods and/or services from Stage; and

WHEREAS, Bank and Stage now desire to amend the Agreement to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereto agree as follows:

1. Definitions; References. Each term used herein which is not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each other similar reference contained in the Agreement shall from and after the date hereof refer to the Agreement amended hereby.

2. Certain Definitions. The definition of "Account" is hereby deleted in its entirety and replaced with the following:

    "Account" shall mean an individual open-end revolving line of credit established by Bank for a Customer pursuant to the terms of a Credit Card Agreement, whether bearing the brand name Stage, Palais Royal, Goody's, Bealls, or Peebles (unless, as to Peebles Accounts, otherwise specifically noted herein).

3. <u>Section 2.4</u>: The second to last sentence of Section 2.4 shall be deleted in its entirety and replaced with the following:

> "Five (5) separate designs shall be used for each form (Stage, Bealls, Palais Royal, Goody's, and Peebles) and up to 27 marketing graphics shall be supported by Bank without additional cost."

4. <u>Section 3.11</u>: Clause (iii) Section 3.11 shall be deleted in its entirety and replaced with the following:

> "(iii) acquiring or merging with other retailers from time to time that have a private label credit card program or processing arrangement similar to the Plan; provided, that the credit card for such program is not honored or promoted by Stage in its Bealls, Palais Royal, Goody's, Peebles or Stage stores or any other stores, catalogs or the Internet operated by Stage after the Plan Commencement Date which have been included in the Plan. Bank shall not, during the Term of the Agreement, solicit the Cardholders for a bank card product."

5. <u>Governing Law</u>. This Sixth Amendment shall be governed by and construed in accordance with the laws of the State of Ohio.

6. <u>Counterparts; Effectiveness</u>. This Sixth Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of such counterparts shall together constitute one and the same instrument. The provisions included in this Sixth Amendment shall be effective as of the Effective Date set forth in the first paragraph of this Sixth Amendment.

7. <u>Entire Agreement</u>. As hereby amended and supplemented, the Agreement shall remain in full force and effect.

[signatures on following page]

Sixth Amendment to Amended & Restated
Private Label Credit Card Program   CONFIDENTIAL
Agreement between Stage/WFNNB   81015.2

2 of 3

IN WITNESS WHEREOF, the Parties have caused this Sixth Amendment to be executed by their duly authorized officers as of the Effective Date.

WORLD FINANCIAL NETWORK NATIONAL BANK

By: /s/ Daniel T. Groomes

Name: Daniel T. Groomes

Title: President

STAGE STORES, INC.

By: /s/ Richard E. Stasyszen

Name: Richard E. Stasyszen

Title: Sr. Vice President - Finance & Controller

SPECIALTY RETAILERS, INC.

By: /s/ Richard E. Stasyszen

Name: Richard E. Stasyszen

Title: Sr. Vice President - Finance & Controller

4591926_1.DOC

Sixth Amendment to Amended & Restated
Private Label Credit Card Program
Agreement between Stage/WFNNB

CONFIDENTIAL
81015.2